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FOUNDED 1866

December 8, 2010

VIA EDGAR
Karen J. Garnett (Mail Stop 3010)
Associate Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	FactorShares 2X: S&P500 Bull/TBond Bear (File No. 333-164754)
FactorShares 2X: TBond Bull/S&P500 Bear (File No. 333-164758)
FactorShares 2X: S&P500 Bull/USD Bear (File No. 333-164757)
FactorShares 2X: Oil Bull/S&P500 Bear (File No. 333-164756)
FactorShares 2X: Gold Bull/S&P500 Bear (File No. 333-164755)
Amendment No. 3 to Registration Statements on Form S-1 Filed November 3, 2010

Dear Ms. Garnett:

Thank you for your comment letter dated December 3, 2010 (the “Comment Letter”) addressed to Mr. Stuart J. Rosenthal of Factor Capital Management, LLC (the “Managing Owner”) regarding each captioned registration statement (individually, a “Registration Statement,” collectively, the “Registration Statements”) for FactorShares 2X: S&P500 Bull/TBond Bear (the “S&P500 Bull/TBond Bear Fund”), FactorShares 2X: TBond Bull/S&P500 Bear (the “TBond Bull/S&P500 Bear Fund”), FactorShares 2X: S&P500 Bull/USD Bear (the “S&P500 Bull/USD Bear Fund”), FactorShares 2X: Oil Bull/S&P500 Bear (the “Oil Bull/S&P500 Bear Fund”), and FactorShares 2X: Gold Bull/S&P500 Bear (the “Gold Bull/S&P500 Bear Fund”) (each, a “Fund,” and the “S&P500 Bull/TBond Bear Fund,” “TBond Bull/S&P500 Bear Fund,” “S&P500 Bull/USD Bear Fund,” “Oil Bull/S&P500 Bear Fund,” and “Gold Bull/S&P500 Bear Fund,” collectively, the “Funds”).

This letter responds on behalf of the Managing Owner (the “Response Letter”) to the questions and comments you raised in the Comment Letter.  Each of your numbered questions and comments in the Comment Letter is set forth below in italics, with our response immediately following.

Karen J. Garnett
December 8, 2010

Capitalized terms used but not otherwise defined in this Response Letter have the meaning given in the Prospectus forming a part of each Registration Statement.

General

1.
We note your response to comment 1 from our letter dated September 16, 2010.  We are unable to agree with your conclusion that execution of the initial purchase agreement prior to the effectiveness of the registration statement is consistent with Section 5 of the Securities Act and the prohibition on sales without an effective registration statement.  We note your reference to language in Section 2(a)(3) of the Securities Act, which excludes preliminary negotiations and agreements between an issuer and an underwriter.  It is not clear that the statute provides an exclusion for final purchase agreements between the issuer and the underwriter.  Please provide further analysis of why you believe execution of the purchase agreement prior to effectiveness is consistent with Section 5.  Alternatively, please confirm that the Initial Purchaser will not sign the purchase agreement until after the effective date of the registration statement.

Response:

The Managing Owner hereby confirms that it will not cause or permit the Initial Purchase Agreement to be executed until after the effectiveness of the registration statement.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.	Please file final signed and dated legal and tax opinions and the consents of counsel prior to effectiveness.

Response:

The Managing Owner hereby undertakes to file signed and dated legal and tax opinions and consents of counsel prior to effectiveness.

Exhibit 5.1

3.
We refer to the sentence in the form of legal opinion that states a Limited Owner may be subject to make certain payments provided for in the Trust Agreement.  Please provide us with a Section 5 analysis for potential future capital contributions and revise the prospectus to disclose the nature and extent of the assessability.  In addition, please provide a discussion of the potential for future assessments in the prospectus.

Karen J. Garnett
December 8, 2010

Response:

A discussion of the potential for future assessments, including a reasonably detailed discussion of the circumstances that would oblige shareholders to make additional payments, is set forth in the prospectus under the heading “Description of the Shares; The Funds; Certain Material Terms of the Trust Agreements – Possible Repayment of Distributions Received by Shareholders; Indemnification by Shareholders,” as well as in Risk Factor No. 52.  This disclosure relates to Sections 4.7(f) and 6.9 of the Amended and Restated Declaration of Trust of each of the Funds.  As disclosed in the cited sections of the Prospectus, these provisions require that a shareholder indemnify a Fund for any harm suffered by such Fund as a result of (i) such shareholder’s actions unrelated to the business of such Fund or (ii) taxes separately imposed on the Fund by any state, local or foreign taxing authority.  As disclosed in the cited sections of the Prospectus, the foregoing indemnity provisions (other than the provision for Shareholders of a Fund indemnifying such Fund for taxes imposed upon it by a state, local or foreign taxing authority, which is included only as a formality due to the fact that many states do not have business trust statutes so that the tax status of a Fund in such states might, theoretically, be challenged – although the Managing Owner is unaware of any instance in which this has actually occurred) are commonplace in statutory trusts and limited partnerships.

It is unclear as a matter of Delaware law whether the existence of these indemnification provisions in the trust declaration causes the Shares to be assessable securities by virtue of the theoretical possibility of a future payment by the holder to the issuer in respect of the securities.  Unlike the Delaware General Corporation Law (“DGCL”) (see, for example, § 152 thereof), the Delaware Statutory Trust Act does not address the question of the circumstances under which shares of beneficial interest in a statutory trust might be deemed to be nonassessable, nor are we aware of any reported Delaware cases addressing the concept of assessability of beneficial interests in a Delaware statutory trust.  It is not a foregone conclusion that a Delaware court would look to Delaware corporate law in this area or even if it did that it would find such law dispositive.  This uncertainty has led Richards, Layton & Finger to reference any future payments that might be required by the trust declarations to be made to the issuer by shareholders of the Funds when giving the nonassessability opinion.  However, these indemnification provisions are fundamentally different and distinguishable from the issuance of “partly paid” securities “subject to call” within the meaning of § 156 of the DGCL and comparable statutes in other jurisdictions.  With respect to typical issuances of partly paid securities subject to call, under the basic principal of pro rata treatment of shareholders, any assessment, call or demand for payment of unpaid consideration for the shares must be made against all shares equally, simultaneously and on the same terms.  The proceeds of the assessment then become available to the issuer for corporate purposes.  By contrast, the indemnification provisions set forth in the relevant sections of the trust declarations are remediative in nature.  They are intended to be exercised selectively against individual shareholders whose ownership of the shares has caused losses to the Fund and impaired the net asset value of ALL the shares to the detriment of other shareholders.  The proceeds of the “assessment” remedy the harm caused by the shareholder subject to the “assessment” and do not

Karen J. Garnett
December 8, 2010

provide the issuer with new capital for investment.  They are in the nature of “damages” rather than capital formation activities.

We are convinced that future assessments pursuant to these indemnification provisions of the trust declarations (in the immensely unlikely event they should occur) would not constitute the sale of a new security for purposes of Section 5 of the Securities Act and that no compliance measures will be required to be taken in connection with any such future assessments.

According to Loss & Seligman1, the first reported decision under the Securities Act relating to assessable securities was a holding by the Federal Trade Commission that the issuance of “free” certificates of assessable stock to persons who agreed to pay specified future assessments was a “sale.”2  They note that “This perfectly obvious conclusion applies with equal force to the usual issuance of assessable stock, where there is no personal liability but nonpayment of assessments results in forfeiture of the stockholders’ interest.”3  They also cite three cases under state “blue sky” laws that address analogous situations relating to assessable securities.4  All of these cases deal with the usual understanding of assessable stock to be stock subject to pro rata assessments which cause new capital to be formed by the issuer upon assessment to be used for corporate purposes.  All of them are readily distinguishable from the indemnification provisions in the trust declarations.  The key distinguishing features of the indemnification provisions of the trust declarations are (i) the assessments are remediative indemnification payments that make the issuer whole for harm caused by the person being subjected to the assessment and are not part of capital formation activities, (ii) the indemnification provisions are enforceable against particular shareholders who have caused harm to the issuer and the interests of the other investors therein and are not enforceable against all investors pro rata, and (iii) there are no statutory remedies against an investor for non-payment of an assessment (as discussed below in more detail).

During a telephone conversation on January 29, 2007 between you and me regarding a similar comment on the registration statement of a similarly structured investment fund, you cited Rule 136 under the Securities Act as a source of concern in this regard.  We respectfully submit that Rule 136 is inapplicable to any assessments under the indemnification provisions of the trust declaration and that these assessments are not of the type that Rule 136 is intended to address.  Rule 136 by its terms applies to sales of “assessable stock.”  “Assessable stock” is defined in clause (c) of Rule 136 to mean “stock which is subject to resale by the issuer pursuant to statute or otherwise in the event of a failure of the holder of such stock to pay any assessment levied thereon.”  The reference in such definition to “statute” presumably refers to § 164 of the DGCL or comparable provisions of equivalent statutes which expressly provide as a remedy for a failure to meet an assessment that the stock in question may be resold at auction.  Shares of the Funds are not subject to resale by the issuer pursuant to statute or otherwise in the event of a failure of the holder of such securities to pay any assessment

1 2 Louis Loss & Joel Seligman, Securities Regulation 1138.33 (3d ed. 1999).

2 Id. at Chapter 3, Section f, Page 1138.33-4.

3 Id. at Chapter 3, Section f, Page 1138.34.

4 Id. at Chapter 3, Section f, Page 1138.34.

Karen J. Garnett
December 8, 2010

levied thereon.  There is no provision of the Delaware Statutory Trust Act equivalent to § 164 of the DGCL.  Shares are not subject to resale at auction or otherwise pursuant to the trust declaration.  As the Shares are not “assessable stock” within the meaning of Rule 136, an indemnification claim under the trust declaration, even if technically it is an “assessment” within the meaning of the DGCL, cannot be a non-exempt transaction subject to the provisions of Section 5 by reason of Rule 136 because the Shares are not “assessable stock” within the meaning of the Rule.  Indeed, transactions of the type contemplated by clause (b) of Rule 136 cannot occur in connection with the Shares because there is no authority authorizing such transactions in statute or contract.  Furthermore, Rule 136 applies to sales of assessable stock by “a corporation.”  The Trust is not a corporation: it is a Delaware statutory trust and a pass-through entity for U.S. federal income tax purposes.  As set forth in the cited disclosure, such indemnification provisions are commonplace in statutory trusts and limited partnerships.

In light of the foregoing, it is clear that Rule 136 is intended to address situations other than those contemplated by the indemnification provisions of the trust declaration.  Indeed, the Rule appears to be directed to situations in which all shares of a particular class can be subject to assessments pro rata (equivalent to capital calls against limited partner interests in private equity funds).  The assessments that are the subject of the Rule are capital formation events that raise new money to be deployed for business purposes.  This is evident from the proposing release relating to Rule 136 (Securities Act Release No. 3903, Mar. 05, 1959) which states that “The proposed new rule is designed to reflect the view that in considering and meeting an assessment call, the security holder is making an additional investment in the enterprise and he stands to lose a portion, or possibly all, of his previous interest and any future interest if the assessment is not paid.  It would appear that this presents the same need for investor protection afforded by the Act as there is when a new investment is being considered and made” (emphasis added).  This clearly is not the type of transaction contemplated by the indemnification provisions of the trust declaration.  Again, the indemnification provisions of the trust declaration are simply remediative provisions.  An individual shareholder (not all shareholders at once) may be subject to assessments in order to remediate losses to the Fund caused by such shareholder’s participation in the Fund, which losses have been borne by and are adverse to ALL shareholders.  The shareholder who caused the harm is simply required to remediate it and the Fund in question does not use the proceeds of the assessment for any business purpose.  The cash proceeds of the assessment simply restore the net asset value of the Fund to the amount it would have been had the indemnifying shareholder not caused the harm.  No new investment decision is being considered or made and the indemnifying shareholder’s previous and future interest in the Fund is unaffected thereby.  The indemnification provisions of the trust declaration protect shareholders from harm they could cause to one another.  They do not constitute a privilege on the part of the issuer to aggregate new capital for investment.  Accordingly, the indemnification

Karen J. Garnett
December 8, 2010

provisions of the trust declaration are not the type of transactions to which Rule 136 was addressed.

Loss & Seligman reach a similar conclusion.  They state, quoting a member of the Commission, that “This Rule [136] resulted in part from incidents in which persons had purchased control of almost completely dormant companies with charters affording the privilege of assessment and had then caused the companies to levy assessments without disclosing any information concerning the proposed use of the proceeds.  In other words, companies with assessable stock outstanding ‘were being used merely as vehicles for raising funds for other companies which [were] unwilling or unable to seek funds directly from the public.’”5  The revisions to Rule 140 under the Securities Act that were made concurrently with the adoption of Rule 136 are consistent with this statement of the purpose of, and the circumstances and abusive practices surrounding the promulgation of, Rule 136.  None of the policy concerns that underlie the promulgation of Rule 136 and the concurrent amendment of Rule 140 are present in connection with the indemnification provisions of the trust declaration, so it should come as no surprise that such provisions do not come within the four corners of Rule 136.

*       *       *

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5609.

Sincerely, /s/ James C. Munsell James C. Munsell

5 Id. at Chapter 3, Section f, Page 1138.34-5.